Exhibit 99.2

ALVOTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of Alvotech’s financial condition and results of operations should be read in conjunction with Alvotech’s unaudited condensed consolidated interim financial statements and related notes and other financial information that are included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes for the year ended December 31, 2021 and other financial information included in the shell company report on the Form 20-F filed on June 22, 2022 . The following discussion is based on Alvotech’s financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Some of the information contained in this discussion and analysis, including information with respect to Alvotech’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. Alvotech’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.

All amounts discussed are in U.S. dollars, unless otherwise indicated.

Company Overview

Alvotech is a highly integrated biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.

Alvotech currently has eight product candidates in its pipeline for serious diseases with unmet patient and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer, with combined estimated peak global sales of originator products of more than $85 billion.

•

Alvotech’s most advanced product is AVT02, the company’s high-concentration biosimilar to Humira® (adalimumab), the world’s top-selling pharmaceutical product with approximately $20.7 billion in global revenue in 2021. Alvotech received approval for AVT02 for Europe in November 2021 and for Canada and the UK in January 2022. In April 2022, Alvotech’s commercial partner, JAMP Pharma, launched AVT02 under the name SIMLANDI in Canada. In June 2022, Alvotech’s commercial partner, STADA, launched AVT02 under the name Hukyndra in selected European countries, including France, Germany, Finland, and Sweden. Commercial launches in further European countries are scheduled over the coming months.

In September 2020, Alvotech submitted its biologics license application, or BLA, for AVT02 to the FDA and in September 2021, the FDA notified Alvotech it had elected to defer the application. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but a pre-approval inspection(s) is necessary yet cannot be completed due to factors including travel restrictions. In February 2022, the FDA communicated that it had accepted Alvotech’s BLA supporting interchangeability for review. Pursuant to the U.S. AbbVie Agreement, Alvotech and AbbVie settled all U.S. litigation arising out of the development of Alvotech’s adalimumab biosimilar, and the filing of the corresponding BLA with the FDA. Subject to regulatory approval from the FDA, Alvotech expects to launch AVT02 in the United States on July 1, 2023.

•

In May 2022, Alvotech reported positive topline results from two clinical studies for its second product candidate, AVT04, a proposed biosimilar to Stelara (ustekinumab). Alvotech expects to file for regulatory approval for AVT04 in the second half of 2022.

•

Alvotech’s next three most advanced product candidates, AVT06, AVT03, and AVT05, are proposed biosimilars to Eylea (aflibercept), Prolia/Xgeva (denosumab) and Simponi/Simponi ARIA (golimumab), respectively. Alvotech announced the initiation of clinical programs for AVT06 and AVT03 in July 2022.

•	In December 2021, Alvotech entered into a partnership with Biosana Pharma for the co-development of AVT23, a biosimilar candidate to Xolair (omalizumab).

•

Alvotech also has a number of other programs in earlier phases of development that it plans to advance over the coming years. The two most advanced of these, AVT16 and AVT33, are in early development and with immunology and oncology reference products that have estimated combined global peak sales of approximately $30 billion.

Alvotech’s net losses were $184.5 million and $274.0 million for the six months ended June 30, 2022 and 2021, respectively. Alvotech expects to continue to incur increasing expenses and operating losses for the foreseeable future, as it advances its product candidates through preclinical and clinical development and seeks regulatory approvals, manufactures drug product and drug supply, maintains and expands its intellectual property portfolio, hires additional personnel, and pays for accounting, audit, legal, regulatory and consulting services and costs associated with maintaining compliance with exchange listing rules and the requirements of the SEC, director and officer liability insurance premiums, investor and public relations activities and other expenses associated with operating as a public company.

Factors Affecting Alvotech’s Performance

The pharmaceutical industry is highly competitive and highly regulated. As a result, Alvotech faces a number of industry-specific factors and challenges, which can significantly impact its results. For a more detailed explanation of Alvotech’s business and risks, see the “Risk Factors” sections of Alvotech’s filings with the Securities and Exchange Commission. These factors include:

Competition

The regions in which Alvotech conducts business and the pharmaceutical industry in general is highly competitive. Alvotech faces significant competition from a wide range of companies in a highly regulated industry, including competition from both biosimilar developers and manufacturers as well as competition from branded pharmaceutical developers and manufacturers. In addition, Alvotech is at risk of becoming a party to litigation with respect to patent infringement and other related claims.

Research and development uncertainty

Research and development within the pharmaceutical industry has a high degree of uncertainty, and likewise there is uncertainty with respect to the probability of success of Alvotech’s biosimilar programs and the timing of the requisite preclinical and clinical steps to achieve regulatory approval of its biosimilar product candidates.

Reliance on commercial partners

Alvotech has partnered with several third parties to commercialize its biosimilar product candidates, once approved by the appropriate regulatory agencies. Alvotech does not currently have the capabilities or the necessary infrastructure to commercialize its products independently.

The Business Combination and PIPE Financing

On June 15, 2022 (the “Closing Date”), Alvotech consummated the business combination with Alvotech Holdings and OACB (the “Business Combination”) pursuant to the business combination agreement dated December 7, 2021 and as amended by an amendment agreement dated April 18, 2022 and June 7, 2022 (the “Business Combination Agreement”). The Business Combination was accounted for as a capital reorganization.

Concurrently with the execution of the Business Combination Agreement, OACB and Alvotech entered into Subscription Agreements with certain investors (the “PIPE Financing”). On June 15, 2022, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, pursuant to the Subscription Agreements, in which subscribers collectively subscribed for 17,493,000 ordinary shares at $10.00 per share for an aggregate subscription price equal to $174.9 million.

The closing of the Business Combination and the PIPE Financing provided the Group with gross proceeds of $184.7 million that is expected to be used to finance the continuing development and commercialization of its biosimilar products. The Company also incurred $26.6 million of transaction costs, which represent legal, financial advisory, and other professional fees in connection with the Business Combination and PIPE Financing, during the six months ended June 30, 2022. Of this amount, $5.6 million represented equity issuance costs related to PIPE Financing.

COVID-19, the Russia and Ukraine Conflict, and Global Economic Conditions

With the ongoing COVID-19 pandemic, Alvotech created a COVID-19 task force which implemented a business continuity plan to address and mitigate the impact of the pandemic on its business and operations across sites. As a result, in the short-term, the pandemic has not had a material impact on Alvotech’s financial condition, results of operations, the timelines for biosimilar product development, expansion efforts or its operations as a whole. Furthermore, Alvotech does not currently anticipate that the pandemic will have a prospective material financial or operational impact. However, the extent to which the pandemic will impact Alvotech’s business, biosimilar product development and expansion efforts, corporate development objectives and the value of and market for its ordinary shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate direction of the pandemic, emergence and spread of new variants of the disease, travel restrictions, quarantines, social distancing, business closure requirements and the effectiveness of other actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global supply chains and distribution systems, the effects of this on the work of appropriate regulatory authorities in different regions and the other risks and uncertainties associated with the pandemic could have a material adverse effect on Alvotech’s business, financial condition, results of operations and growth prospects.

In February and March 2022, Russia began a military invasion of Ukraine. The global response to this invasion could have an adverse impact on the Group’s business, including the Group’s ability to market and sell products in Europe, by creating disruptions in global supply chain, and potentially having an adverse impact on the global economy, European economy, financial markets, energy markets, currency rates, and otherwise. Currently, the conflict has not had a material impact on the Group’s financial condition, results of operations, the timelines for biosimilar product development, expansion efforts or the Group’s operations as a whole.

The Company believes that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects

Components of Operations

Product Revenue

Starting during the six months ended June 30, 2022, the Company recognized revenue from product sales resulting from the launch of Alvotech’s AVT02 product, under the name Hukyndra in select European countries and SIMLANDI in Canada. The Company expects to continue to recognize product revenue as products are successfully launched into the marketplace.

License and Other Revenue

Alvotech generates a majority of its revenue from upfront and milestone payments pursuant to long-term out-license contracts which provide its partners with an exclusive right to market and sell Alvotech’s biosimilar product candidates in a particular territory once such products are approved for commercialization. These contracts typically include commitments to continue development of the underlying compound and to provide supply of the product to the partner upon commercialization.

In the future, revenue may include new out-license contracts and additional milestone payments. Alvotech expects that any revenue it generates will fluctuate from period to period as a result of the timing and amount of license, research and development services, and milestone and other payments.

Other income

Other income is generated from certain activities performed by Alvotech pursuant to an arrangement with Alvogen Lux Holdings S.à r.l. (“Alvogen”), a related party.

Operating expenses

Cost of product revenue

Cost of product revenue includes the cost of inventory sold, labor costs, manufacturing overhead expenses and reserves for expected scrap, as well as shipping and freight costs. Cost of product revenue also includes depreciation expense for production equipment, changes to our excess and obsolete inventory reserves, certain direct costs such as shipping costs, and royalty costs related to in-license agreements.

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with Alvotech’s research, development and pre-commercial manufacturing activities and include:

•	personnel expenses, including salaries, benefits and other compensation expenses;

•	costs of funding the execution of studies performed both internally and externally;

•	costs of purchasing laboratory supplies and non-capital equipment used in designing, developing and manufacturing preclinical study and clinical trial materials;

•	expenses related to quality control and other advancement development;

•	consultant fees;

•	expenses related to regulatory activities, including filing fees paid to regulatory agencies;

•	facility costs including rent, depreciation and maintenance expenses;

•	fees for maintaining licenses under third party licensing agreements;

•

expenses incurred in preparation for commercial launch, such as designing and developing commercial-scale manufacturing capabilities and processes, quality control processes, production asset valuation and other related activities; and

•	costs related to amortization, depreciation and impairment losses related to software and property, plant and equipment used in research and development activities.

Expenditures related to research and development activities are generally recognized as an expense in the period in which they are incurred due to significant regulatory uncertainties and other uncertainties inherent in the development of pharmaceutical products. Alvotech does not capitalize such expenditures as intangible assets until marketing approval by a regulatory authority is obtained or is deemed highly probable. Therefore, Alvotech did not capitalize any research and development expenses as internally-developed intangible assets during the six months ended June 30, 2022 and 2021.

Research and development activities will continue to be central to Alvotech’s business model and will vary significantly based upon the success of its programs. Alvotech plans to substantially increase research and development expenses in the near term, as it continues to advance the development of its biosimilar product candidates.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials.

The duration, costs and timing of clinical trials of Alvotech’s products in development and any other product candidates will depend on a variety of factors that include, but are not limited to, the following:

•	the number of trials required for approval;

•	the per patient trial costs;

•	the number of patients who participate in the trials;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the dose that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up;

•	any delays in key trial activities and patient enrollment or diversion of healthcare resources as a result of the COVID-19 pandemic and geopolitical conflicts;

•	production shortages or other supply interruptions in clinical trial materials resulting from the COVID-19 pandemic and geopolitical conflicts;

•	the timing and receipt of regulatory approvals; and

•	the efficacy and safety profile of the product candidates.

In addition, the probability of success of Alvotech’s products in development and any other product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. Alvotech may never succeed in achieving regulatory approval of its product candidates for any indication in any country (outside of the European Union, Canada and the UK, where it received approval for AVT02). As a result of the uncertainties discussed above, Alvotech is unable to determine in advance the duration and completion costs of any clinical trial that it conducts, or when and to what extent Alvotech will generate revenue from the commercialization and sale of products in development or other product candidates, if at all.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related expenses, including salaries, bonuses and other related compensation expenses, and external consulting service costs for corporate and other administrative and operational functions including finance, human resources, information technology and legal, as well as facility-related costs not otherwise included in research and development expenses. These costs relate to the operation of the business and are not related to research and development initiatives or cost of product revenue. General and administrative costs are expensed as incurred.

Alvotech expects general and administrative expenses to continue to increase as Alvotech increases its headcount and incurs external costs associated with operating as a public company, including expenses related to legal, accounting, tax, consulting services and regulatory matters, maintaining compliance with requirements of exchange listings and of the SEC, director and officer liability insurance premiums and investor relations activities and other expenses associated with operating as a public company. Though expected to increase, Alvotech expects these expenses to decrease as a percentage of revenue in the long-term as revenue increases.

Share of net loss / profit of joint venture

Alvotech currently holds a 50% ownership interest in Alvotech and CCHT Biopharmaceutical Co., Ltd. (the “Joint Venture”). Alvotech accounts for its ownership interest in the Joint Venture using the equity method of accounting. Under the equity method of accounting, investments in the Joint Venture are initially recognized at cost and the carrying amount is subsequently adjusted for Alvotech’s share of the profit or loss of the Joint Venture, as well as any distributions received from the Joint Venture. Alvotech’s profit or loss includes its share of the profit or loss of the Joint Venture and, to the extent applicable, other comprehensive income or loss for Alvotech will include its share of other comprehensive income or loss of the Joint Venture.

Finance income and finance costs

Finance income consists of changes in the fair value of derivative financial liabilities and interest income. Alvotech recognizes interest income from a financial asset when it is probable that the economic benefits will flow to Alvotech and the amount of income can be measured reliably.

Finance costs consist of interest expenses related to lease liabilities and borrowings, changes in the fair value of derivative financial liabilities, accretion of Alvotech’s borrowings and amortization of deferred financing fees.

Exchange rate differences

Exchange rate differences consist of the translation of certain assets and liabilities that are denominated in foreign currency into U.S. dollars.

Gain on extinguishment of financial liabilities

Alvotech recognized a gain on extinguishment of financial liabilities during the six months ended June 30, 2021, in connection with the substantial modification of its convertible bond agreement and the exercise of the conversion, warrant and funding rights associated with the convertible shareholder loans.

Income tax benefit

Income tax benefit or expense consists of current tax and deferred tax benefit or charge recorded in the consolidated statement of profit or loss and other comprehensive income or loss.

Results of Operations

Comparison of the Six Months Ended June 30, 2022 and 2021

The following table sets forth Alvotech’s results of operations for the six months ended June 30:

USD in thousands	2022	2021
Product revenue	3,932	—
License and other revenue	36,186	2,008
Other income	142	348
Cost of product revenue	(17,813)	—
Research and development expenses	(86,884)	(90,403)
General and administrative expenses	(139,147)	(86,360)

Operating loss	(203,584)	(174,407)

Share of net loss of joint venture	(1,266)	(837)
Finance income	50,968	4
Finance costs	(52,406)	(123,575)
Exchange rate differences	4,744	(3,611)
Gain on extinguishment of financial liabilities	—	2,561

Non-operating profit / (loss)	2,040	(125,458)

Loss before taxes	(201,544)	(299,865)
Income tax benefit	17,073	25,918

Loss for the period	(184,471)	(273,947)

Product revenue

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Product revenue	3,932	—	3,932	nm

nm = not meaningful, refer to explanation below

The Company successfully launched the AVT02 product in Canada and select European countries resulting in $3.9 million of product revenue recognized during the six months ended June 30, 2022.

License and other revenue

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
License and other revenue	36,186	2,008	34,178	nm

nm = not meaningful, refer to explanation below

License and other revenue increased by $34.2 million, from $2.0 million for the six months ended June 30, 2021 to $36.2 million for the six months ended June 30, 2022. The increase in license and other revenue was primarily driven by a $34.7 million increase in research and development and other service revenue, due to the completion of the milestone related to the AVT04 main clinical program during the six months ended June 30, 2022.

Other income

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Other income	142	348	(206)	59.2

Other income decreased by $0.2 million, or 59.2%, from $0.3 million for the six months ended June 30, 2021 to $0.1 million for the six months ended June 30, 2022. The decrease in other income was driven by a decrease in services performed pursuant to Alvotech’s support service arrangements with Alvogen during the six months ended June 30, 2022, as compared to the six months ended June 30, 2021.

Cost of product revenue

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Cost of product revenue	17,813	—	17,813	nm

nm = not meaningful, refer to explanation below

The Company successfully launched AVT02 in select European countries and Canada during the six months ended June 30, 2022. As a result, the Company recognized cost of production revenue in the amount of $17.8 million, which includes both variable and fixed manufacturing costs associated with commercial manufacturing, resulting in higher costs than revenues recognized for the period. The Company expects this to normalize as it increases in scale and expands on new product launches. Ultimately, this increase in volumes will result in the absorption of fixed manufacturing costs. Prior to the recognition of cost of product revenues, these costs were report as research and development expenses as pre-commercial manufacturing activity.

Research and development expenses

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
AVT02 development program expenses	5,558	8,139	(2,581)	31.7
AVT03 development program expenses	6,060	1,481	4,579	309.2
AVT04 development program expenses	14,189	13,959	230	1.6
AVT05 development program expenses	4,933	216	4,717	nm
AVT06 development program expenses	8,058	4,851	3,207	66.1
Salary and other employee expenses	30,699	33,893	(3,194)	9.4
Depreciation and amortization	5,827	9,560	(3,733)	39.0
Other research and development expenses(1)	11,560	18,304	(6,744)	36.8

Total research and development expenses	86,884	90,403	(3,519)	3.9

nm = not meaningful, refer to explanation below

(1)	Other research and development expenses include manufacturing costs, facility costs and other operating expenses recognized as research and development expenses during the period.

Research and development expenses decreased by $3.5 million, or 3.9%, from $90.4 million for the six months ended June 30, 2021, to $86.9 million for the six months ended June 30, 2022. The decrease in research and development expense was primarily attributable to a decrease of $2.6 million in direct expenses for the AVT02 development programs as clinical activities have been completed and the Company has successfully launched the product in certain marketplaces. The decrease in research and development expense was also driven by a decrease of $3.2 million in salary and employee expenses, a $3.7 million decrease in depreciation and amortization expenses and a $6.7 million decrease in other research and development expenses. These decreases resulted from the Company’s commercial launch of AVT02 in certain marketplaces during the six months ended June 30, 2022. Manufacturing costs that were previously recognized as research and development expense are now being recognized as cost of product revenue in conjunction with our first commercial launch. These decreases were partially offset by an increase in direct expenses of $4.6 million, $0.2 million, $4.7 million, and $3.2 million for AVT03, AVT04, AVT05, and AVT06, respectively. These increases are due to the start of clinical studies and production of clinical materials during the six months ended June 30, 2022.

General and administrative expenses

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
General and administrative expenses	139,147	86,360	52,787	61.1

General and administrative expenses increased by $52.8 million, or 61.1%, from $86.4 million for the six months ended June 30, 2021 to $139.1 million for the six months ended June 30, 2022. The increase in general and administrative expenses was primarily attributable to the $83.4 million non-cash share listing expense and $21.0 million of transaction costs recognized as a result of the Business Combination. See Note 1.1 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 for additional information. These expenses were partially offset by a $55.7 million decrease in expense related to the long-term incentive plan. The Company recognized $55.9 million of expense related to the share appreciation rights, or SARs, for the six months ended June 30, 2021, due to the increase in the valuation of the Company. In connection with the closing of the Business Combination, the Company reached a settlement agreement for SARs previously awarded to certain current and former employees. The remaining change is due to incremental costs from operating as a public company.

Share of net loss of joint venture

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Share of net loss of joint venture	1,266	837	429	51.3

Share of net loss of Joint Venture increased by $0.4 million, or 51.3%, from a loss of $0.8 million for the six months ended June 30, 2021, to a loss of $1.3 million for the six months ended June 30, 2022. The increase in the share of net loss of joint venture was due to losses incurred by the Joint Venture during the six months ended June 30, 2022, as compared to June 30, 2021, primarily driven by higher research and development and administrative expenses incurred by the Joint Venture during the six months ended June 30, 2022.

Finance income

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Finance income	50,968	4	50,964	nm

nm = not meaningful, refer to explanation below

Finance income during the six months ended June 30, 2022, relates to the $46.5 million decrease in fair value of the earn out shares issued to holders of shares of Alvotech Holdings at the closing of the Business Combination, the $1.8 million decrease in fair value of earn out shares issued to Oaktree Acquisition Holdings II, L.P. at the closing of the Business Combination, and $2.6 million decrease in the fair value of the OACB warrants. The decrease in fair value was a result of a decrease in the price of Alvotech’s ordinary shares. The recognition of these derivative liabilities was a result of the closing of the Business Combination. The fair value of these derivative liabilities was measured at the Closing Date and subsequently remeasured at June 30, 2022. See Note 22 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022, for additional information

Finance costs

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Finance costs	52,406	123,575	71,169	57.6

Finance costs decreased by $71.2 million, or 57.6%, from $123.6 million for the six months ended June 30, 2021 to $52.4 million for the six months ended June 30, 2022. The decrease in finance costs was primarily attributable to the extinguishment of the convertible bonds and shareholder loans during the year ended December 31, 2021. The derivative liabilities associated with the bonds and loans resulted in $67.6 million of finance costs recognized during the six months ended June 30, 2021, due the change in fair value. There was $16.1 million of interest expense recognized on the extinguished convertible bonds and convertible shareholder loans during to the six months ended June 30, 2021. The decreases related to the extinguished liabilities were partially offset by $7.4 million of expense recognized for the special put option and consent fee paid to bondholders and a $6.5 million loss on the remeasurement of bonds during the six months ended June 30, 2022. See Note 16 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 for additional information

Exchange rate differences

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Exchange rate differences	4,744	(3,611)	8,355	231.4

Exchange rate differences increased by $8.4 million, or 231.4%, from an expense of $3.6 million for the six months ended June 30, 2021 to a gain of $4.7 million for the six months ended June 30, 2022. The increase was primarily driven by a change in financial assets and liabilities denominated in Icelandic Krona, resulting in an exchange rate gain during the six months ended June 30, 2022 compared to an exchange rate loss during the six months ended June 30, 2021.

Gain on extinguishment of financial liabilities

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Gain on extinguishment of financial liabilities	—	2,561	(2,561)	nm

nm = not meaningful, refer to explanation below

Alvotech recognized a gain on extinguishment of financial liabilities of $2.6 million during the six months ended June 30, 2021 in connection with the substantial modification to the terms and conditions of the convertible bonds and other related, concurrent transactions.

Income tax benefit

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Income tax benefit	17,073	25,918	(8,845)	34.1

The income tax benefit decreased by $8.8 million for the six months ended June 30, 2022. This change was driven by $3.7 million lower of net operating losses with respect to the 2022 period that Alvotech expects will be fully utilized against future taxable profits, a foreign currency impact of $4.9 million due to weakening of the Icelandic Krona against the US dollar which decreased the US dollar value of tax loss carry-forwards expected to be utilized against future taxable profits, and a $0.2 million increase in current taxes.

Reconciliation of non-IFRS financial measure

In addition to its operating results, as calculated in accordance with IFRS as issued by the IASB, Alvotech uses Adjusted EBITDA when monitoring and evaluating operational performance. Adjusted EBITDA is defined as profit or loss for the relevant period, as adjusted for certain items that Alvotech management believes are not indicative of the operating performance and results of business activities performed. The adjusting items for the periods presented herein include the following:

1.	Income tax benefit;

2.	Total net finance costs;

3.	Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;

4.	Impairment of property, plant, and equipment and other intangible assets;

5.	Long-term incentive plan expense;

6.	Share of net loss of joint venture;

7.	Exchange rate differences;

8.	Gain on extinguishment of SARs liability;

9.	Share listing expense;

10.	Gain on extinguishment of financial liabilities; and

11.	Transaction costs incurred in connection with the Business Combination

Alvotech believes that this non-IFRS measure assists its shareholders because it enhances the comparability of results each period, helps to identify trends in operating results and provides additional insight and transparency on how management evaluates the business. Alvotech’s executive management team uses this non-IFRS measure to evaluate operational performance. This non-IFRS financial measure is not meant to be considered alone or as a substitute for IFRS financial measures and should be read in conjunction with Alvotech’s financial statements prepared in accordance with IFRS. Additionally, this non-IFRS measure may not be comparable to similarly titled measures used by other companies. The most directly comparable IFRS measure to this non-IFRS measure is profit/(loss) for the period.

The following table reconciles loss for the period to Adjusted EBITDA for the six months ended June 30, 2022, and 2021:

USD in thousands	2022	2021
Loss for the period	(184,471)	(273,947)
Income tax benefit	(17,073)	(25,918)
Total net finance costs	1,438	123,571
Depreciation and amortization	9,977	8,928
Impairment of property, plant and equipment and other intangible assets	—	6,059
Long-term incentive plan expense (1)	5,555	61,201
Share of net loss of joint venture	1,266	837
Exchange rate differences	(4,744)	3,611
Gain on extinguishment of SARs liability (2)	(4,803)	—
Share listing expense (3)	83,411	—
Gain on extinguishment of financial liabilities	—	(2,561)
Transaction costs (4)	21,000	1,150

Adjusted EBITDA	(88,444)	(97,069)

(1)	Represents expense related to the long-term incentive plans, reported within general and administrative expenses.
(2)	Represents the gain on extinguishment of the SARs liability, reported within general and administrative expenses.
(3)

Represents the share listing expense reported within general and administrative expenses, which was recorded in accordance with IFRS 2 as the excess of the fair value of Alvotech shares issued at the Closing Date over the fair value of OACB’s identifiable net assets acquired.

(4)	Represents transaction costs incurred in connection with the Business Combination, reported within general and administrative expenses.

Going Concern, Liquidity and Capital Resources

Alvotech has a limited operating history and to date has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. Alvotech has also incurred recurring losses since inception, including net losses of $184.5 million and $274.0 million for the six months ended June 30, 2022 and 2021, respectively, and had an accumulated deficit of $1,325.0 million as of June 30, 2022. As of June 30, 2022, Alvotech had cash and cash equivalents, excluding restricted cash, of $128.4 million and current assets less current liabilities of ($39.1) million. Furthermore, while the COVID-19 pandemic has not had, and is not expected to have, a material impact on Alvotech’s development and expansion efforts and operations as a whole, the pandemic may in the long-term significantly impact Alvotech’s business, biosimilar product development and expansion efforts, corporate development objectives and the value of and market for the Alvotech’s ordinary shares.

In February and March 2022, Alvotech received $25.0 million from each of Alvogen and Aztiq Pharma Partners S.à r.l. (“Aztiq”) pursuant to interest free loan advances provided by both related parties. In April 2022, Alvotech entered into an additional $40.0 million loan agreement with Alvogen, of which the first installment of $20.0 million was received on April 12, 2022, and the second installment was received on May 9, 2022. In June 2022, Alvotech entered into an additional $20.0 million loan agreement with Alvogen and withdrew the entire loan amount on the same date. Alvotech received $30.6 million in milestone payments pursuant to its out-license contracts with commercial partners through the first half of 2022.

The closing of the Business Combination and the PIPE Financing provided the Group with $129.5 million of cash (after deduction of costs related to the Business Combination including liabilities assumed from OACB) that is expected to be used to finance the continuing development and commercialization of its biosimilar product candidates. In advance of the closing of the Business Combination and in preparation for redemptions of OACB Class A Ordinary Shares, the Company secured a Standby Equity Purchase Agreement facility from YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”) for up to $150.0 million. The company also continues to finalize the terms of a debt facility with Sculptor Capital Investments, LLC (“Sculptor”). The debt facility is currently expected to provide Alvotech with funding between $75.0 million and $125.0 million. Negotiations remain ongoing, which may impact the final terms of the facility. Alvotech’s entry into the debt facility with Sculptor is, among other conditions precedent, subject to the negotiation and execution of final documentation in a form that is mutually agreeable to all parties involved. There can be no guarantee that the conditions precedent will be satisfied or that the parties will be able to agree on final documentation. The two facilities are intended to replace redemptions by OACB shareholders that occurred as part of the Business Combination.

In addition to the cash received from related parties, the Business Combination and the PIPE Financing, the Company expects to continue to source its financing during the development of its biosimilar product candidates from new and existing out-license contracts with commercial partners, shareholder equity and shareholder and third party debt financing.

However, even with the aforementioned cash received during 2022, management has determined that there is a material uncertainty that may cast significant doubt about Alvotech’s ability to continue as a going concern.

For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for at least the next 12 months and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:

•	the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;

•	the costs, timing, and outcome of regulatory review of program candidates;

•	Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with partners on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;

•	the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;

•	the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;

•	the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and

•	the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.

As of June 30, 2022, Alvotech had $559.0 million in borrowings, including payment-in-kind interest and accrued interest, through its shareholders and third-party investors, as mentioned above.

Material Cash Requirements for Known Contractual Obligations and Commitments

The following is a description of commitments for known and reasonably likely cash requirements as of June 30, 2022.

Borrowings

Alvotech’s debt consists of interest-bearing borrowings from both financial institutions and related parties. Outstanding borrowings as of June 30, 2022, totaled $559.0 million including payment-in-kind interest and accrued interest. The timing of these future payments, by year, as well as additional information regarding Alvotech’s borrowings and rights conveyed to the lenders, can be found in Note 16 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022.

Convertible bonds and bonds

On December 14, 2018, Alvotech issued $300.0 million in convertible bonds. The offering included $125.0 million of Tranche A bonds that included a guarantee from Alvogen and a 10% bonus if the bondholders convert at the time of an IPO. In addition, $175.0 million of Tranche B bonds were issued that do not have a guarantee but includes a 25% bonus if the bondholders elect to convert at the time of an IPO. The bonds offer a 15% payment-in-kind interest rate and a put option to sell the bonds back to Alvotech if an IPO has not occurred within three years from the original date of issuance.

On June 24, 2021, holders of Alvotech’s convertible bonds converted $100.7 million of principal and accrued interest and $4.8 million of additional premium offered by Alvotech to the bondholders into 455,687 Class A ordinary shares of Alvotech Holdings. Following the conversion, certain bondholders elected to redeem their remaining bonds for cash, resulting in the payment of $54.1 million in outstanding principal and accrued interest plus an additional $6.1 million of premium that the bondholders elected to be paid in cash. The remaining unconverted and unredeemed bonds were rolled over into new bonds with an extended maturity of June 2025 and the elimination of conversion rights, among other amendments to the terms and conditions. Such bonds, including an additional premium of $2.6 million and an extension premium of $8.1 million offered to the bondholders in the form of additional bonds, totaled $280.9 million. Alvotech also issued an additional $113.8 million of bonds to one previous bondholder and one new bondholder.

In January and June of 2022, the Group amended the terms of the outstanding bonds. The amendments resulted in the interest rate on the bonds ranging from 7.5% to 10.0%, depending on the amount of aggregate net proceeds, following the closing of the Business Combination. Additionally, the Company made a payment of a $5.0 million consent fee to the bondholders who did not vote against the Business Combination Agreement. The payment was made in July 2022. The amendment also included a requirement for Alvotech to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account. As a result of the closing of the Business Combination, there was a change in cash flows on the bonds related to the increase in interest rate from 7.5% to 10.0%. The Company remeasured the carrying value in accordance with IFRS 9 to the present value of the revised cash flows and recognized a $6.5 million loss on the remeasurement of the bonds.

The outstanding principal balance on the bonds was $432.9 million as of June 30, 2022. Accrued interest on the bonds was $1.7 million as of June 30, 2022.

Other borrowings

In 2015 and 2016, Alvotech entered into multiple loan agreements with a financial institution, Landsbankinn hf., for a total principal amount of $25.9 million. Per the terms of the loan agreements, the loans mature in late 2023 and the second half of 2024, depending on the issuance date of each loan. Interest on the loans is variable 1 month USD LIBOR plus 4.95%, payable on a monthly basis. Interest accrued and unpaid at the end of each interest period increases the principal obligations owed by Alvotech to the financial institution. The outstanding principal balance on these borrowings was $4.4 million as of June 30, 2022. Accrued interest on these borrowings was not material as of June 30, 2022.

In 2019, Alvotech entered into two loan agreements with two separate lenders, University Science Park and Lykill fjarmognun hf. The outstanding principal balance on the borrowings held with University Science Park, including accrued interest, was $0.7 million as of June 30, 2022. The loan matures in late 2029. The outstanding principal balance on the borrowings held with Lykill fjarmognun hf., including accrued interest, was $0.1 million as of June 30, 2022. The loan matures in early 2024.

In 2021, Alvotech entered into two loan agreements with two separate lenders, Origo hf. and Arion banki hf. The outstanding principal balance on the borrowings held with Origo hf., including accrued interest, was $0.2 million as of June 30, 2022. The loan matures in early 2024. The outstanding principal balance on the borrowings held with Arion banki hf., including accrued interest, was $0.1 million as of June 30, 2022. The loan matures in late 2023.

On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf. with the ability to draw down an amount up to $18.3 million. The credit facility is in place to help finance equipment purchases in the future. As of 30 June 2022, the outstanding balance on the credit facility was $7.6 million.

On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. As of 30 June 2022, the outstanding balance on the loan was $3.1 million.

Loans from related parties

In connection with an undertaking by Alvotech shareholders to ensure that Alvotech was sufficiently funded through the closing of the Business Combination by providing at least $50.0 million for the operations of the Group, Alvogen and Aztiq provided interest free loan advances to Alvotech. On 22 February 2022, Alvotech, as borrower, withdrew $15.0 million under the facility from Alvogen, as lender. On 29 March 2022, Alvotech withdrew an additional amount of $10.0 million under the facility, for aggregate indebtedness of $25.0 million. On 11 March 2022, Alvotech, as borrower, withdrew $15.0 million under the facility from Aztiq, as lender. On 31 March 2022, Alvotech withdrew an additional amount of $10.0 million under the facility, for aggregate indebtedness of $25.0 million. In July 2022, the Company entered into settlement agreements with both Aztiq and Alvogen for the $25.0 million in related party loans (totaling $50.0 million) that were outstanding as of June 30, 2022. As a result of the settlement agreement, Aztiq and Alvogen each received 2,500,000 Ordinary Shares in full settlement of the loans.

On 11 April 2022, Alvotech, as borrower, entered into a loan agreement with Alvogen, as lender, for a loan of up to $40.0 million bearing an interest rate of 10% per annum. The loan was drawable in two separate installments of $20.0 million each. On 12 April 2022, Alvotech withdrew the first installment of $20.0 million. Alvotech withdrew a second installment of $20.0 million on 9 May 2022 for aggregate indebtedness of $40.0 million. The repayment date, which was originally 30 days from the Closing Date, is currently being renegotiated by Alvotech and Alvogen to coincide with potential additional capital raises in the future. As of June 30, 2022, the outstanding balance under the loan agreement was $40.7 million.

On 1 June 2022, Alvotech, as borrower, also entered into a loan agreement with Alvogen, as lender, for a loan of $20.0 million bearing an interest rate of 10% per annum. Alvotech withdrew the entire loan amount of $20.0 million on 1 June 2022. The repayment date, which was originally 30 days from the Closing Date, is currently being renegotiated by Alvotech and Alvogen to coincide with potential additional capital raises in the future. As of June 30, 2022, the outstanding balance under the loan agreement was $20.2 million.

Leases

Alvotech’s future undiscounted payments pursuant to lease agreements totaled $171.6 million as of June 30, 2022. The timing of these future payments can be found in Note 10 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022.

Other long-term liability to a related party

Alvotech’s other long-term liability to a related party arose from the acquisition of product rights for commercialization of AVT02 (Adalimumab) in China from Lotus Pharmaceutical Co. Ltd., a related party, during the year ended December 31, 2020. Pursuant to the terms of the asset acquisition, Alvotech is required to pay $7.4 million upon the commercial launch of Adalimumab in China.

Purchase obligations

For the six months ended June 30, 2022 and 2021, Alvotech did not have any purchase obligations.

While Alvotech does not have legally enforceable commitments with respect to capital expenditures, Alvotech expects to continue to make substantial investments in preparation for commercial launch of its biosimilar product candidates. Alvotech expects to spend approximately $35.0 to $45.0 million in 2022 and an aggregate of approximately $60.0 million from 2022 to 2024 related to such investments.

Cash Flows

Comparison of the Six Months Ended June 30, 2022, and 2021

			Change
USD in thousands	Six Months Ended June 30,		2021 to 2022
	2022	2021	$	%
Cash used in operating activities	(141,156)	(84,734)	(56,422)	66.6
Cash used in investing activities	(41,504)	(6,972)	(34,532)	495.3
Cash generated from financing activities	293,535	102,001	191,534	187.8

Operating activities

Net cash used in operating activities increased by $56.4 million, or 66.6%, from $84.7 million for the six months ended June 30, 2021 to $141.2 million for the six months ended June 30, 2022. The increase reflected the $89.5 million decrease in loss for the period, a $12.4 million decrease in interest paid, a $100.7 million decrease in non-cash operating costs and a $57.3 million increase in cash used in working capital.

The decrease in non-cash operating costs was primarily driven by a $122.1 million decrease in total net finance costs and a $55.6 million decrease in long-term incentive plan expense and a $6.1 million increase in impairment charges on certain non-current assets. These were partially offset by the $83.4 million in share listing expense recognized as a result of the Business Combination.

The increase in cash used in working capital was primarily driven by a $40.9 million increase in contract assets, a $36.2 million decrease in contract liabilities, and a $8.0 million decrease in other liabilities. These were partially offset by a $29.2 million decrease in trade receivables. The increase in contract assets and decrease in contract liabilities and was driven by the timing of cash collections from Alvotech’s partners pursuant to out-license contracts. The increase decrease in trade receivables is due to the payments received from customers due to the achievement of milestones pursuant to out-license contracts.

Investing activities

Net cash used in investing activities increased by $34.5 million, or 495.3%, from $7.0 million for the six months ended June 30, 2021 to $41.5 million for the six months ended June 30, 2022. The increase was primarily driven by a $10.8 million increase in cash outflow for the acquisition of property, plant and equipment and $9.3 million in cash outflow for the acquisition of intangible assets during the six months ended June 30, 2022. Additionally, the Group recognized a $14.9 million cash outflow resulting from the amended bond agreement, whereby Alvotech is required to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account.

Financing activities

Net cash generated from financing activities increased by $191.5 million, or 187.8%, from $102.0 million for the six months ended June 30, 2021 to $293.5 million for the six months ended June 30, 2022. The increase was primarily attributable to the $169.4 million in proceeds from the PIPE financing, $9.8 million in proceeds from the Business Combination, and $110.0 million in proceeds from loans from related parties. These increases were offset by a $103.5 million decrease in net proceeds from new borrowings for the six months ended June 30, 2022.

Quantitative and Qualitative Disclosures about Market Risk

Alvotech is exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where Alvotech conducts business. As of June 30, 2022, Alvotech had cash and cash equivalents of $128.4 million, excluding restricted cash. Alvotech’s cash and cash equivalent include both cash in banks and cash on hand.

Foreign currency exchange risk

Alvotech is subject to foreign exchange risk in its operations, as a majority of its financial assets and financial liabilities are denominated in currencies other than Alvotech’s functional currency, the USD. Any strengthening or weakening of Alvotech’s significant foreign currencies against the USD could impact the measurement of financial instruments in a foreign currency and affect equity. Alvotech’s significant asset and liabilities denominated in foreign currencies as of June 30, 2022 are denominated in EUR, GBP, ISK, and CHF.

Interest rate risk

Alvotech’s interest-bearing investments and borrowings are subject to interest rate risk. Alvotech’s exposure to the risk of fluctuations in market interest rates primarily relates to the cash in bank that is denominated with floating interest rates. Alvotech analyzes at the end of each year the sensitivity to interest rate changes. Specifically, Alvotech has performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of June 30, 2022. Through this analysis, Alvotech notes that the impacts of the interest rate sensitivity did not have a significant effect on loss before tax.

Critical Accounting Policies and Estimates

Alvotech has prepared its financial statements in accordance with IFRS. The preparation of these financial statements requires Alvotech to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and related disclosures at the date of the financial statements, as well as revenue and expense recorded during the reporting periods. Alvotech evaluates its estimates and judgments on an ongoing basis. Alvotech bases its estimates on historical experience and other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. For a summary of our significant accounting policies, see Note 2 of the audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and Note 4 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022.

Recent Accounting Pronouncements

For information on the standards applied for the first time as of January 1, 2022, please refer to Note 4 of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from certain SEC disclosure requirements and standards. Alvotech intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as Alvotech qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the preparation of its audited consolidated financial statements as of December 31, 2021, Alvotech identified material weaknesses in the design and operating effectiveness of its internal control over financial reporting. Upon identifying the material weaknesses, Alvotech began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the implementation of new tools and controls, engagement of outside consultants to develop remediation plans, provide training to control owners and plans to implement a new enterprise resource planning system and automated controls. Alvotech will continue its remediation efforts, including:

•	implementing a compliance tool to provide workflow and electronic approval capabilities as well as to maintain control evidence;

•	engaging outside consultants to assist in evaluating the internal controls and developing a remediation plan to address the control deficiencies;

•	implementing entity level and business process-level controls to mitigate the key risks identified;

•	implementing a new ERP system; and

•	hiring more accounting resources.